January 10, 2014

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and

Exchange Commission

1 Station Place, N. E. Stop 7010

Washington, DC 20549-7010

RE:         Hexcel Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 8, 2013

File No. 1-8472

Dear Mr. O’Brien:

The Company is furnishing the supplementary information and comments with reference to the matters and questions raised in your letter dated December 30, 2013.  The items below correspond to the matters in your letter; the Commission’s questions have been repeated, and the Company’s response immediately follows.

The Company acknowledges that responsibility for the adequacy and accuracy of all disclosures within our filings rests with the Company, that staff comments and/or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10- Q for the period ended September 30, 2013

Management’s Discussion and Analysis, page 16

1. We have read your response to comment 4 in our letter dated November 1, 2013. We understand the carrying value of the wind submarket assets approximates $20 million at September 30, 2013, which would reasonably be expected to materially impact your quarterly consolidated and segment operating results if impaired. We also understand that the 22% decline in wind sales (25% in constant currency) has adversely impacted the operating results of the Composite Materials segment for the period ended September 30, 2013. Section 501.02 of the FRC requires disclosures of certain material uncertainties and Section 216 of the FRC reiterates the requirement that investors be forewarned of the deteriorating conditions of facilities or operations which, unless reversed, may result in a subsequent write off, including quantification of plant and equipment considered to be obsolete or of marginal utility. Consequently we continue to believe that you should disclose the carrying value of assets that may be impaired if the adverse sales levels and capacity utilization rates do not improve. Such disclosure is required for your investors to understand the magnitude of your assets for which recoverability is impacted by the known adverse business factors. Such disclosure should be supplemented with a description of the known positive and negative factors that management views as materially relevant to this issue. If you continue to believe that you are not required to provide your investors with the information needed for them to assess the materiality of the wind business assets, then please provide us with a full analysis demonstrating your compliance with Sections 501.02 and 216 of the FRC. Such analysis would include: i) a quantification of wind sales, income and cash flow results for each of the last seven quarters; ii) a reconciliation of wind income measures to the Composite Materials’ segment operating income measures disclosed in your filings; iii) an analysis of the variances in each quarter in both the sales volume and pricing levels of the material products sold in your wind business; iv) an explanation of how you reasonably determined that the corresponding wind assets can be recovered based on the operating results and capacity usage realized in the September 30, 2013 quarter; and v) a thorough explanation of the analysis you performed at September 30, 2013 to support the statement that “The Company annually reviews the indicators for impairment to the wind submarket assets unless there are indications that a review should be performed sooner. Through September 30, 2013 there has been no indication that further testing is necessary but we are closely monitoring the situation.”  We may have further comment.

Company Response

The Company will add disclosure that quantifies the assets dedicated to the wind market as well as positive and negative factors that management views as materially relevant to this market in future filings, as requested per the original letter.

Sincerely,

/s/ Wayne Pensky
Wayne Pensky
Senior Vice President and
Chief Financial Officer